CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2007

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by Company's auditors

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	September 30	June 30
	2007	2007
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$45,387,969	$58,112,576
Amounts receivable and prepaids	9,182,082	4,141,848
Balances receivable from related parties (note 5)	248,708	22,484
	54,818,759	62,276,908

Prepaid financing fees	900,000	900,000
Buildings and equipment (note 3)	4,365,519	3,733,142
Mineral property interests	8,963,127	8,963,127

	$69,047,405	$75,873,177

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$3,839,505	$4,488,082
Income tax	162,000	–
	4,001,505	4,488,082

Site closure and reclamation obligation	51,000	51,000

Shareholders' equity
Share capital (note 4(a))	148,777,427	145,514,632
Warrants	2,456,000	2,456,000
Contributed surplus	3,773,953	4,053,662
Deficit	(90,012,480)	(80,690,199)
	64,994,900	71,334,095
Nature of operations (note 1)
Contingencies (note 6)

	$69,047,405	$75,873,177

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ J.R.H. (Dick) Whittington	/s/ Jeffrey Mason

JRH (Dick) Whittington	Jeffrey R. Mason
Director	Director

FARALLON RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended September 30
	2007	2006
Expenses (income)
Exploration (see schedule of exploration expenses)	$10,072,551	$2,731,129
Foreign exchange gain	(1,710,894)	(1,616)
Interest income	(574,664)	(34,961)
Legal, audit and accounting	262,415	289,446
Office and administration	741,884	483,363
Shareholder communication	63,642	58,354
Stock-based compensation - exploration (note 4(c))	91,531	(21,761)
Stock-based compensation - office and administration (note 4(c))	97,760	(27,525)
Travel and conferences	116,056	108,873
Loss before taxes	9,160,281	3,585,302
Income tax	162,000	–
Loss for the period	$9,322,281	$3,585,302

Basic and diluted loss per share	$0.03	$0.03

Weighted average number of common shares outstanding	287,444,180	105,822,331

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended September 30
	2007	2006

Operating activities
Loss for the period	$(9,322,281)	$(3,585,302)
Items not involving cash
Amortization included in exploration expenses	323,660	72,005
Stock-based compensation	189,291	(49,286)
Foreign exchange gain	(1,710,894)	(1,616)
Changes in non-cash working capital
Amounts receivable and prepaids	(5,040,227)	(529,031)
Accounts payable and accrued liabilities	(648,577)	212,225
Income tax	162,000	–
Cash used in operating activities	(16,047,028)	(3,881,005)

Investing activities
Purchase of equipment	(956,037)	(636,972)
Cash used in investing activities	(956,037)	(636,972)

Financing activities
Balances receivable from (payable to) related parties	(226,224)	(124,906)
Common shares issued for cash, net of issue costs	2,793,788	–
Cash provided by financing activities	2,567,564	(124,906)

Foreign exchange gain	1,710,894	1,616
Increase (decrease) in cash and equivalents	(14,435,501)	(4,642,883)
Cash and equivalents, beginning of period	58,112,576	5,462,647

Cash and equivalents, end of period	$45,387,969	$819,764

Supplemental cash flow information
Income taxes paid	$–	$–
Interest paid	$–	$–
Interest received	$574,664	$34,961

Non-cash financing activities
Fair value of stock options transferred to share
capital on options exercised from contributed surplus	$469,000	$–

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Three months ended		Year ended
	Sep 30, 2007		June 30, 2007
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	284,723,668	$145,514,632	105,822,331	$77,082,934
Share purchase options exercised at $0.52 per share	–	–	15,000	6,876
Share purchase options exercised at $0.58 per share	2,125,000	1,165,933	5,000	2,649
Share purchase warrants exercised at $0.60 per share	2,796,650	1,575,331	105,000	57,540
Share purchase options exercised at $0.63 per share	5,000	2,999	–	–
Share purchase warrants exercised at $0.70 per share	55,000	36,145	–	–
Share purchase options exercised at $0.74 per share	–	–	26,337	17,800
Private placements, November 2006, net of issue costs	–	–	18,750,000	6,290,650
Prospectus financing, December 2006, net of issue costs	–	–	160,000,000	62,029,218
Share issued cost refund		13,387	–	–
Fair value of stock options allocated to shares issued on exercise	–	469,000	–	26,965
Balance at end of the period	289,705,318	$148,777,427	284,723,668	$145,514,632

Warrants
Balance at beginning of the period		2,456,000		–
Warrants issued to agents pursuant to December 2006 financing		–		2,456,000
Balance at end of the period		$2,456,000		$2,456,000

Contributed surplus
Balance at beginning of the period		4,053,662		1,578,428
Stock-based compensation		189,291		2,502,199
Fair value of stock options allocated to shares issued on exercise		(469,000)		(26,965)
Balance at end of the period		$3,773,953		$4,053,662

Deficit
Balance at beginning of the period		(80,690,199)		(63,829,339)
Loss for the period		(9,322,281)		(16,860,860)
Balance at end of the period		$(90,012,480)		$(80,690,199)

TOTAL SHAREHOLDERS' EQUITY		$64,994,900		$71,334,095

The accompanying notes are an integral part of these consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended September
Campo Morado Property	2007	2006
Exploration expenses incurred during the year
Assays and analysis	$83,343	$47,110
Amortization	323,660	72,005
Drilling	1,250,756	862,158
Engineering	39,495	822,839
Geological	206,067	342,954
Site activities	906,376	532,333
Transportation	69,186	51,730
Subtotal	2,878,883	2,731,129

G9 expenses incurred during the year
Environmental permitting	$133,969	$–
Mine process plant and power supply	3,345,905	–
Project management	663,400	–
Road access	806,698	–
Tailings and water facilities	676,929	–
Underground mine	1,566,767	–
Subtotal	7,193,668	–

Total exploration and G9 expenses, end of year	$10,072,551	$2,731,129
Non-cash stock-based compensation (note 4(c))	91,531	(21,761)
Exploration and G9 expenses, including stock-based
compensation, incurred during the year	10,164,082	2,709,368
Cumulative exploration expenses, beginning of year	62,158,725	37,239,416
Cumulative exploration and G9 expenses, end of year	$72,322,807	$39,948,784

Cumulative exploration expenses consists of:
Cumulative cash expenditures	$70,228,521	$38,879,318
Cumulative non-cash stock-based compensation	2,094,286	1,069,466
	$72,322,807	$39,948,784

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Farallon Resources Ltd. (the “Company” or “Farallon”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of mineral properties. Its principal mineral property interest, the Campo Morado Property, is located in Guerrero State, Mexico.

The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable as determined by an independent feasibility study. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, re-confirmation of the Company’s title to the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the three month period ended September 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2008.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Farallon Minera Mexicana, S.A. DE C.V, its subsidiary in Mexico. All material intercompany balances and transactions have been eliminated.

2.	CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to July 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. Prior period financial statements have not been restated.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, or available-for-sale. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

  Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise, except for hedge transactions which qualify of hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Section 1530 – Comprehensive Income

Comprehensive income is the change in in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

3.	BUILDINGS AND EQUIPMENT

		Accumulated
September 30, 2007	Cost	amortization	Net book value
Land	$67,554	$–	$67,554
Buildings	440,201	402,151	38,050
Exploration equipment	4,473,905	957,770	3,516,135
Furniture and office equipment	206,035	104,083	101,953
Vehicles	882,162	240,334	641,827
	$6,069,857	$1,704,338	$4,365,519

		Accumulated
June 30, 2007	Cost	amortization	Net book value
Buildings	$440,201	$400,912	$39,289
Exploration equipment	3,842,629	692,711	3,149,918
Furniture and office equipment	171,678	96,820	74,858
Vehicles	659,312	190,235	469,077
	$5,113,820	$1,380,678	$3,733,142

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value.

(b)	Share purchase option compensation plan

The continuity of the number of share purchase options for the period ended September 30, 2007 is as follows:

	Exercise	June 30			Expired or	Sept 30
Expiry date	price	2007	Granted	Exercised	cancelled	2007
September 28, 2007	Cdn$0.58	2,125,000	–	(2,125,000)	–	–
February 29, 2008	Cdn$0.74	180,000	–	–	–	180,000
March 31, 2009	Cdn$0.63	597,000	–	–	(23,000)	574,000
March 31, 2009	Cdn$0.80	1,006,500	–	(5,000)	(52,500)	949,000
March 31, 2009	Cdn$0.89	40,000	–	–	–	40,000
May 31, 2009	Cdn$0.63	50,000	–	–	–	50,000
Aug 24, 2009	Cdn$0.63	–	1,232,500	–	–	1,232,500
March 31, 2011	Cdn$1.00	2,450,000	–	–	–	2,450,000
March 31, 2012	Cdn$0.63	3,770,000		–	–	3,770,000
		10,218,500	1,232,500	–	–	9,245,500

Weighted average exercise price		Cdn$0.73	Cdn$0.63	Cdn$0.58	Cdn$0.75	Cdn$0.75

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

As at September 30, 2007, 6,906,000 of these options, with a weighted average exercise price of Cdn$0.74 had vested and were exercisable. The weighted average fair value of options granted during the period ended September 30, 2007 was US$0.24 (2007 – nil).

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted for the three months ended September 30, 2007 and 2006 have been reflected in the statement of operations as follows:

	Three months ended
	September 30
	2007	2006
Exploration
Engineering	$45,513	$(10,061)
Environmental, socioeconomic and land	3,135	(420)
Geological	39,883	(11,280)
Exploration	91,531	(21,761)
Operations and administration	97,760	(27,525)

Total compensation cost recognized in operations, credited to
contributed surplus	$189,291	$(49,286)

The assumptions used to estimate the fair value of options granted during the periods were:

	Three months ended
	September 30
	2007	2006
Risk free interest rate	4%	4%
Expected life	1.9 years	3.2 years
Expected vesting terms	4 – 12 months	0 – 12 months
Expected volatility	67%	69%
Expected dividends	nil	nil

(d)	Share purchase warrants

The continuity of the number of share purchase warrants (each exercisable into one common share) for the period ended September 30, 2007 is:

	Exercise	June 30				Sep 30
Expiry date	price	2007	Issued	Exercised	Expired	2007
November 17, 2008	Cdn$0.60	18,750,000	–	(2,796,650)	–	15,953,350
December 21, 2008	Cdn$0.50	9,600,000	–	–	–	9,600,000
December 21, 2008	Cdn$0.70	80,000,000	–	(55,000)	–	79,945,,000
		108,350,000	–	(2,851,650)	–	105,498,350

Weighted average exercise price		Cdn$ 0.66	–	Cdn$ 0.60	–	Cdn$ 0.67

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
	September 30	June 30
Balances receivable (payable)	2007	2007
Hunter Dickinson Inc. and subsidiaries	$248,708	$22,484

	Three months ended September 30
Transactions	2007	2006
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$1,689,815	$1,183,793
Hunter Dickinson Group Inc.	–	–
Administration cost recovery
Hunter Dickinson Inc.	–	26,757

6.	CONTINGENCIES

(a)	Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998, 1999 and 2001, were decided in the Company’s favour. The Nevada ruling was appealed by the plaintiff but was denied by the Nevada Supreme Court in its entirety in November 2005. The decision by the Nevada Supreme Court was final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. This ruling was appealed by Mr. Hermiston. In November 2007, the Prosecutor General’s Office denied the appeal, stating that there were no grounds for criminal prosecution against the Company or any of its directors. This ruling has been confirmed by the Auxiliaries of the Public Prosecutor and is fully ratified and definitive. This now concludes the criminal action by Mr. Hermiston

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the civil case initiated by David L. Hermiston in September 2004. In addition, the court awarded costs to Farallon. However, in early August 2007, Mr. Hermiston appealed this judgment. The Company will continue to take all steps necessary to defend against this appeal. Appeal proceedings are now in progress and are expected to last several months.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora to have the proceedings dismissed and sought remediation from Wiltz and associated parties. In connection with this claim, a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement. On November 6, 2007, the Company was advised by its legal representative in Mexico that the Second District Court of Hermosillo issued a ruling declaring that Wiltz had not proven its allegations and that there was no justification to rescind the Agreement, thereby dismissing the case. The ruling is conclusive and clearly states that Farallon's position has been upheld.

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to expenditures aggregating up to approximately $900,000 for services which will be rendered, of which $400,000 was rendered and paid in the fiscal year ended June 30, 2007.

7.	SUBSEQUENT EVENT

Subsequent to September 30, 2007, 35,000 share purchase options with an exercise price of $0.80 were cancelled.